WORLDCOMMODITY℠ FUND

A NO-LOAD, NON-DIVERSIFIED FUND SEEKING CAPITAL APPRECIATION

Ticker Symbol | WCOMX

PROSPECTUS | OCTOBER 26, 2010

A Series of
WorldCommodity Funds, Inc.
6700 Vernon Woods Drive, Suite 100
Atlanta, GA 30328
800-595-4922 • 404-437-7420



www.worldcommodityfunds.com

This prospectus is designed to help you make an informed decision about whether an investment in the WorldCommodity Fund is appropriate for you. Please read the prospectus carefully, and keep it for future reference.

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved the Fund's securities nor has it determined whether this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

FUND SUMMARY

Investment Objective. The WorldCommodity℠ Fund seeks capital appreciation.

Fees and Expenses of the Fund

The following table describes the estimated expenses and fees that you may pay if you buy and hold shares of the Fund. Annual fund operating expenses are paid out of the assets of the Fund, so their effect is already included in the Fund's daily share price.

SHAREHOLDER FEES *(fees paid directly from your investment)*

Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as percentage of the value of your investment)

Management Fees	0.90%
Distribution [and/or Service] (12b-1) Fees (1)	0.00%
Other Expenses (2)	0.70%
Acquired Fund Fees and Expenses (3)	0.04%
Total Annual Fund Operating Expenses (4)	1.64%

(1) Although the Fund's Board of Directors has adopted a Plan of Distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940 (the "1940 Act"), the Plan has not been implemented, and the Fund has no present intention of implementing the Plan. Any change in this policy will be based upon a Board finding or resolution. If the Board adopts such a resolution, you will be informed at least thirty days prior to its implementation. The maximum amount that the Fund would pay under the Plan would be 0.25% of average daily net assets.

(2) Pursuant to an Operating Services Agreement, WorldCommodity Asset Management, LLC, the Fund's adviser, is responsible for paying all the Fund's expenses except management fees, commissions and other brokerage fees, taxes, interest, litigation expenses and other extraordinary expenses. Fees payable under the Operating Services Agreement are fixed at 0.70% of the Fund's average daily net assets.

(3) "Acquired Fund Fees and Expenses" are incurred indirectly by the Fund as a result of investments in shares of other investment companies, including, but not limited to, money market funds. These fees and expenses will vary with the amount invested in the acquired funds.

(4) The "Total Annual Fund Operating Expenses" in this table will not correlate to the Ratio of Expenses to Average Net Assets found within the "Financial Highlights" section in this Prospectus.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Year	5 Year	10 Year
$176	$545	$939	$2,041

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 59% of the average value of its portfolio.

Principal Investment Strategies

The WorldCommodity[SM] Fund (the "Fund") will normally invest at least 80% of its net assets in:

- equity securities issued by "commodity-related companies", both domestic and foreign; without regard to market value (or "market capitalization"); and

- commodity-linked note securities that derive their value from the performance of a commodity index

The WorldCommodity Fund may also use other investment strategies and invest in other types of investments, which are described in the following section titled "Additional Information about the Fund's Principal Investment Strategies and Risks" and the Fund's Statement of Additional Information ("SAI").

Principal Risks of Investing in the Fund

General Risks. All investments have risk to some degree. There are several risk factors that could hurt the fund's performance, cause you to lose money or cause the fund's performance to trail that of other investments. You should consider your own investment goals, time horizon, and risk tolerance before investing in the Fund. When you sell your shares, they may be worth more or less than what you paid for them. There is no assurance that the Fund will achieve its investment objective.

Market Risk. The market values of the securities held by the Fund, and thus the value of the Fund's shares, can fluctuate — at times dramatically. Market values of securities are affected by a number of factors, including fluctuation in interest rates, reduced demand for the issuer's goods and services, management performance, financial leverage, investor perceptions, political events, and developments affecting the particular issuer or its industry or geographic sector.

Non-Diversification Risk. The Fund is classified as non-diversified. This means that the Fund can invest a greater percentage of its assets in fewer securities than a diversified fund. Because the Fund invests in fewer securities; the Fund is subject to greater risk of loss if any of those securities become permanently impaired. Additionally, the net asset value of a non-diversified fund generally is more volatile and a shareholder may have a greater risk of loss if he or she redeems during a period of high volatility. Lack of broad diversification also may cause the Fund to be more susceptible to economic, political or regulatory events than a diversified fund.

Sector Focus Risk. The Fund's investments in commodity-related companies can be significantly effected by events relating to those sectors. The prices of agriculture, metals, and energy sector commodities may fluctuate widely due to changes in value, which depend largely on the price and supply, international political events relating to commodity producing countries, the success of new projects, and tax and other governmental regulatory policies. As a result, the securities owned by the Fund may react similarly to and move in unison with one another. Because the Fund may focus its investments in the agriculture, metals, or energy sectors, it is subject to the risks affecting that sector and the Fund's share price may be more volatile than a fund that invests in a wide variety of market sectors.

Foreign Securities Risk. The Fund's investments in foreign securities may involve greater risks compared to domestic investments as a result of, among other things, not being subject to the regulatory requirements of U.S. companies, there being less publicly available information about foreign issuers than U.S. companies; and different accounting, auditing and financial reporting standards.

Foreign Currency Risk. The Fund's investments in securities denominated in foreign currencies are subject to currency risk. The value of the Fund's assets measured in U.S. dollars may be affected by changes in currency exchange rates and exchange control regulations.

An investment in the Fund is not a bank deposit, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency. Further discussion about other risks of investing in the WorldCommodity Fund may be found in the following section titled "Additional Information about the Fund's Principal Investment Strategies and Risks" and the Fund's SAI.

Fund Performance History
The bar chart and table set out below show the WorldCommodity Fund's historical performance and provide some indication of the risks of investing in the WorldCommodity Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to the performance of the S&P 500 Index. The WorldCommodity Fund's past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. The Fund updates its performance information periodically. You may find these updates on the Fund's website at www.worldcommodityfunds.com/profile.

Performance Bar Chart



The year-to-date return as of the most recent calendar quarter, which ended September 30, was 3.43%.

The highest and lowest return for a quarter during the period of the bar chart is:
Best Quarter: **2nd Quarter 2009 18.53%**
Worst Quarter: **4th Quarter 2008 (19.66)%**

Performance Table

Average Annual Total Returns	For the periods ended December 31, 2009[1]	
Portfolio Returns	**One Year**	**Since Inception[1]**
Return Before Taxes	**38.07%**	**-2.86%**
Return After Taxes on Distributions [1]	**38.07%**	**-3.02%**
Return After Taxes on Distributions and Sale of Fund Shares [1]	**24.74%**	**2.33%**
S&P 500® Total Return Index (reflects no deduction for fees, expenses or taxes)	**21.04%**	**-4.57**
(1) The Fund commenced operations on October 27, 2006.		

The theoretical "after-tax" returns shown in the table are calculated using the highest historical individual federal marginal income tax rates, and do not reflect the impact of state or local taxes. **Your actual "after-tax" returns depend on your individual tax situation** and may differ from the returns shown above. Also, "after-tax" return information is not relevant to shareholders who hold Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The "after-tax" returns shown in the table reflect past tax effects and are not predictive of future tax effects.

The S&P 500® Total Return Index is a widely recognized, unmanaged index of 500 of the largest companies in the United States as measured by market capitalization. The index assumes reinvestment of all dividends and distributions and does not reflect any charges for management fees, transaction expenses, or taxes.

Investment Adviser
McConnell Asset Management, LLC

Portfolio Manager
James Llewellyn, President of McConnell Asset Management, LLC, has managed the Fund since inception.

Purchase and Sale of Fund Shares:
Your purchase of Fund shares is subject to the following minimum investment amounts. $1,000 for Regular Accounts, $500 for Automatic Investment Plan, and $500 for Individual Retirement Accounts (IRAs). Subsequent investment minimums are $100 regardless of account type. An Automatic Investment Plan requires a $100 minimum automatic monthly or quarterly investment. The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts.

You may purchase or redeem shares of the Fund on days when the NYSE is open for regular trading (at the Fund's next-determined net asset value (NAV) after the Fund receives your request in good order): by mail (WorldCommodity Funds, Inc., c/o Mutual Shareholder Services, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147); or by telephone at 800-595-4922. Shares may be purchased (redemption proceeds received) by electronic bank transfer, by check, or by wire.

Dividends, Capital Gains, and Taxes
The Fund's distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries:
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank or financial adviser), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ABOUT THE FUND'S PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Investment Objective

The WorldCommodity Fund seeks capital appreciation. In order to provide a degree of flexibility, the Fund's investment objective may be changed upon 60 days' written notice to shareholders. Please remember that an investment objective is not a guarantee. An investment in the WorldCommodity Fund might not appreciate and investors could lose money.

Implementation of Investment Objective

The Fund seeks to achieve its investment objective by investing primarily in the equity securities of commodity-related companies and commodity-linked note securities selected as described below under the heading "Principal Investment Strategies".

Principal Investment Strategies

The Fund will invest in equity securities (primarily common stocks) issued by companies that have a substantial business related to commodities. Commodities are assets that have tangible properties and include agricultural products, metals and energy products, such as crude oil. A company will be considered to be a "commodity-related company" if it directly or indirectly, derives at least 50% of its revenues from exploration, development, production, distribution or facilitation of processes relating to commodities. A company may also be considered if it devotes 50% or more of its total assets to producing revenues from the commodities sector. All companies with substantial business in these areas will be considered "commodity-related companies" for purposes of the Fund's investment policies.

The Fund is actively managed; as such, it will rely on the investment adviser to identify a universe of securities from which to select portfolio investments. The Fund's investment adviser, WorldCommodity Asset Management (the "Adviser"), uses an investment methodology focusing on company fundamentals and growth prospects when selecting securities. The Adviser generally employs fundamental analysis to determine the value of a company and its securities and then compares those results to current market values. Securities trading at significant discounts to perceived values are candidates for investment. Candidates for the equity portfolio will share some or all of the following criteria: prospects for growth; highly qualified management; low price to earnings ratios; low price to tangible asset value; or low price to sales ratios. The Fund generally sells securities when the Adviser believes that they are no longer undervalued or when the Adviser believes other opportunities are more attractive.

Normally, the Fund will invest in the securities of companies of a number of countries around the world, including the United States. However, the Fund may invest without limit in securities of non-U.S. issuers. The Adviser may select securities of companies domiciled throughout the world, including developed and emerging markets. The Fund's exposure to any particular country or region of the world will reflect the Adviser's assessment of the investment opportunities available in the securities of various commodity-related companies, as well as general business, economic and global market conditions.

Commodity-linked securities
The Fund will also invest in securities designed to track the performance of commodity indices, such as the ***Rogers International Commodity Index®*** (the "RICI®"). The RICI® is a composite, U.S. dollar-based, total return index which represents the value of a basket of commodities consumed in the global economy, ranging from agricultural to energy and metals products. The value of this basket is tracked via futures contracts on 37 different exchange-traded physical commodities, quoted in five currencies, listed on thirteen exchanges in six countries. In addition to the composite index, the Fund intends to invest in securities designed to track the performance of one or more of the RICI's sub-indices, namely, the ***Rogers International Commodity Index® -Agriculture*** (the "RICI®-A^{SM}"), ***Rogers International Commodity Index® - Metals*** ("RICI®-M^{SM}"), and ***Rogers International Commodity Index® -Energy*** *("RICI®-E^{SM}")*. The Fund may invest without limitation in any one or more of the agriculture, metals or energy sectors.

Description of the Rogers International Commodity Index®
The ***Rogers International Commodity Index®*** was designed by James Beeland Rogers, Jr. in the late 1990's. The RICI® aims to be an effective measure of the price action of raw materials not just in the United States but also around the world. Indeed, the RICI® weights attempt to balance consumption patterns worldwide (in developed and developing countries) and specific contract liquidity. A current list of the individual commodities represented in the RICI®: (agricultural sector components) azuki beans, canola, cocoa, coffee, corn, cotton, lean hogs, live cattle, lumber, oats, orange juice, rapeseed, rice, rubber, soybean meal, soybean oil, soybeans, sugar, wheat, greasy wool; (metals sector components) aluminum, copper, gold, lead, nickel, palladium, platinum, silver, tin, zinc; (energy sector components) crude oil, Brent crude oil, heating oil, gas oil, RBOB gasoline, and natural gas.

The Fund will invest indirectly in commodities using commodity-linked note securities. In a typical commodity-linked structured note security, the principal and/or coupon payments are linked to the value of an individual commodity, or the performance of commodity indices. Therefore, at maturity, the Fund may receive more or less principal than it originally invested. The commodity-linked note securities in which the fund invests, may be issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations. These notes are debt securities of the issuer and so, in addition to fluctuating in response to changes in the underlying commodity index, will be subject to credit and interest rate risks that typically affect debt securities.

The 80% investment restriction noted in the Fund Summary is a non-fundamental policy, but requires 60 days' prior written notice to shareholders before it can be changed. The Fund is a non-diversified fund, meaning that the portfolio may invest in a limited number of issuers of securities.

<u>Other Investment Practices and Strategies</u>. For a more complete description of investment strategies and permitted investments, see the Fund's Statement of Additional Information ("SAI").

<u>Temporary Investments</u>: To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total net assets, without limitation, in high quality short-term debt securities and money market instruments. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements. This defensive position is inconsistent with the fund's investment objective. While the Fund is in a defensive position, the fund may not achieve its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds' advisory fees and operational fees.

Principal Risks of Investing in the Fund

General Risks. All investments have risk to some degree. There are several risk factors that could hurt the fund's performance, cause you to lose money or cause the fund's performance to trail that of other investments. You should consider your own investment goals, time horizon, and risk tolerance before investing in the Fund. When you sell your shares, they may be worth more or less than what you paid for them. There is no assurance that the Fund will achieve its investment objective.

Market Risk. The market values of the securities held by the Fund, and thus the value of the Fund's shares, can fluctuate — at times dramatically. Market values of securities are affected by a number of factors, including fluctuation in interest rates, reduced demand for the issuer's goods and services, management performance, financial leverage, investor perceptions, political events, and developments affecting the particular issuer or its industry or geographic sector.

Non-Diversification Risk. The Fund is classified as non-diversified. This means that the Fund can invest a greater percentage of its assets in fewer securities than a diversified fund. Because the Fund invests in fewer securities; the Fund is subject to greater risk of loss if any of those securities become permanently impaired. Additionally, the net asset value of a non-diversified fund generally is more volatile and a shareholder may have a greater risk of loss if he or she redeems during a period of high volatility. Lack of broad diversification also may cause the Fund to be more susceptible to economic, political or regulatory events than a diversified fund.

Sector Focus Risk. The Fund's investments in commodity-related companies can be significantly effected by events relating to those sectors. The prices of agriculture, metals, and energy sector commodities may fluctuate widely due to changes in value, which depend largely on the price and supply, international political events relating to commodity producing countries, the success of new projects, and tax and other governmental regulatory policies. As a result, the securities owned by the

Fund may react similarly to and move in unison with one another. Because the Fund may focus its investments in the agriculture, metals, or energy sectors, it is subject to the risks affecting that sector and the Fund's share price may be more volatile than a fund that invests in a wide variety of market sectors. Additionally, the commodity-linked note securities in which the Fund invests are typically issued by companies in the financial services sector (which includes the banking, brokerage and insurance sectors). In that case, the Fund's share values may fluctuate in response to events affecting issues in the financial services sector.

Foreign Securities Risk. The Fund's investments in foreign securities may involve greater risks compared to domestic investments as a result of, among other things, not being subject to the regulatory requirements of U.S. companies, there being less publicly available information about foreign issuers than U.S. companies; and different accounting, auditing and financial reporting standards. Other risks associated with foreign securities are the possibility of expropriation, confiscation, taxation, currency blockage, political or social instability, any of which could negatively affect the Fund.

Foreign Currency Risk. The Fund's investments in securities denominated in foreign currencies are subject to currency risk. The value of the Fund's assets measured in U.S. dollars may be affected by changes in currency exchange rates and exchange control regulations.

Commodities Risk. The Fund's exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities. The value of commodity-linked note securities may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

Counterparty Risk. The Fund is subject to credit risk on the amount it expects to receive from commodity-linked note counterparties. If a counterparty defaults on its payment obligations to the Fund, this default will cause the value of your investment in the Fund to decrease.

Emerging Markets Securities Risk. The Fund may invest in foreign securities issued by companies located in developing or emerging countries. Compared to the United States and other developed countries, developing or emerging countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Prices of these securities tend to be especially volatile and, in the past, securities in these countries have been characterized by greater potential loss (as well as gain) than securities of companies located in developed countries.

Management Risk. The Fund is subject to management risk because it is an actively managed investment portfolio. The Adviser's strategy may fail to produce the intended results.

Portfolio Holdings

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's Statement of Additional Information ("SAI").

MANAGEMENT OF THE FUND

The Investment Adviser

Portfolio management is provided to the Fund by the Company's investment adviser, McConnell Asset Management, LLC, a Georgia limited liability company with offices at 6700 Vernon Woods Drive, Suite 100, Atlanta, Georgia 30328. McConnell Asset Management, LLC operates under the name WorldCommodity Asset Management (the "Adviser"). The Adviser has acted as the investment adviser to the WorldCommodity Funds, Inc. since the Company's inception in 2006. The Adviser manages the investments of the Fund and is responsible for the overall business affairs of the Fund.

The Adviser makes investment decisions for the assets of the Fund and continuously reviews, supervises, and administers the Fund's investment program. The Board of Directors of the Company supervises the Advisor and establishes policies that the Adviser must follow in its day-to-day management activities. For its services, the Adviser receives an investment management fee, accrued daily and paid monthly, at an annualized rate of 0.90% of the Fund's average net assets.

The Adviser, at its own expense and without reimbursement from the Fund, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. Pursuant to an Operating Services Agreement, the Adviser pays all operating expenses of the Fund, with the exception of taxes, borrowing expenses, brokerage commissions and extraordinary expenses. Under the Operating Services Agreement, the Fund pays the Adviser a fee equal to 0.70% of the Fund's average daily net assets. A discussion regarding the basis on which the Board of Directors approved the investment advisory agreement is included in the Fund's annual report to shareholders.

The Adviser (not the Fund) may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.

Portfolio Manager. James Llewellyn has been the Fund's portfolio manager since inception and is responsible for day-to-day management of the Fund's portfolio. Mr. Llewellyn is the President of the Adviser and has been in the securities business since 1995. Most recently, Mr. Llewellyn served as an observer on the 2005 Index Committee of the Rogers International Commodity Index® in the Adviser's capacity as a consultant to Beeland Management Company, LLC ("Beeland"). From 1999 to 2004, Mr. Llewellyn was also a minority shareholder, and non-managing member of Beeland. Beeland, an Illinois limited liability company, is the sponsor and general partner of the Rogers Funds (Rogers Raw Materials Fund, LP, Rogers International Raw Materials Fund, LP, Rogers Raw Materials International Fund, LP).

Mr. Llewellyn served as a registered representative in Preferred Client Services, at E*TRADE Securities, LLC, from 2000 to 2003. Prior to his tenure at E*TRADE Mr. Llewellyn was employed as a financial consultant at Merrill Lynch Futures, Inc, from 1998-1999. Prior to 1998, he served as a portfolio manager at private partnership RedRock Partners, LP, and equity research associate at W.I. Carr/Indosuez Capital (Taipei, Taiwan), and Taiwan International Securities (Taipei, Taiwan).

Additional information about the portfolio managers' compensation and the portfolio managers' ownership of securities in the Fund is available in the statement of additional information (the "SAI").

PRICING OF FUND SHARES

The price you pay for a share of the Fund, and the price you receive upon selling or redeeming a share of the Fund, is called the Fund's net asset value ("NAV"). The NAV is calculated by taking the total value of the Fund's assets, subtracting its liabilities, and then dividing by the total number of shares outstanding, rounded to the nearest cent: Net Asset Value = Total Assets minus Liabilities / Number of Shares Outstanding.

The NAV is determined at 4:00 p.m. (Eastern Standard Time) on each day the New York Stock Exchange is open for business. The New York Stock Exchange is closed on weekends, and most national holidays. The NAV takes into account the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily. The determination of NAV for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the New York Stock Exchange on that day.

Security Valuation

The Fund's portfolio securities for which market quotes are available are valued each day at market value. For securities which are traded on any national exchange, international exchange, or the NASDAQ over-the-counter market, market value is generally determined on the basis of the last reported sales price on the securities' principal exchange prior to closing of the NYSE. Securities for which no sale was reported are valued at the mean between the last bid and ask quotation.

Short-term investments in fixed income securities having a maturity of 60 days or less at the date of purchase are generally valued at amortized cost, which approximates market value. Exchange traded options, futures and options on futures are valued at the settlement price determined by the exchange.

Fixed income securities generally are valued by using market quotations when readily available, but may be valued on the basis of prices furnished by independent pricing services when no such market quotations exist and when the Adviser believes such prices accurately reflect the fair value of such securities. Pricing services generally use a system based on such factors as credit rating, maturity, coupon and type of security to determine fair value.

Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Fund's shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the New York Stock Exchange is closed and an investor is not able to purchase, redeem or exchange shares.

Fair Valued Securities

If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the Adviser, in accordance with procedures approved by the Board. The following factors are generally considered in determining fair value: nature and duration of restrictions on disposing of the security; the liquidity of the security; the size of reported trades (trading volume); market values of unrestricted shares of the same or similar class; purchase price; size of the Fund's holdings; price of similar securities of comparable companies; issuer financial data; special reports prepared by analysts; fundamental analytical data such as multiple of earnings, multiple of book value; issuer's management; and other relevant matters.

If events materially affecting the values of a Fund's securities, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the securities will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund's fair value pricing guidelines.

Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the fund's NAV contrary to the interests of long-term investors. Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short term traders.

PURCHASE OF FUND SHARES

You may purchase shares directly through the Fund's Transfer Agent or through participating financial institutions that have agreed to sell the Fund's shares. If you are investing directly in the Fund for the first time, you will need to establish an account by completing a Shareholder Account Application. To request an application, contact the Transfer Agent at 1-800-595-4922 or visit our website at www.worldcommodityfunds.com. Your purchase of Fund shares is subject to the following minimum investment amounts. The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts.

Minimum Investment Amounts

	Initial	Additional
Regular Account	$1000	$100
Automatic Investment Plan*	$500	$100
IRA Account	$500	$100

An Automatic Investment Plan requires a $100 minimum automatic monthly or quarterly investment.

All purchases must be made in U.S. dollars and checks must be drawn on U.S. banks. No cash, credit cards or third party checks will be accepted. If checks are returned unpaid due to insufficient funds, stop payment or other reasons, the Fund's transfer agent, Mutual Shareholder Services, LLC, will charge a $30 fee against the shareholder's account, in addition to any loss incurred by the Fund with respect to canceling the purchase. To recover any such loss or charge, the Fund reserves the right, without further notice, to redeem shares already owned by any purchaser (in such Fund) whose order is canceled and such a purchaser may be prohibited from placing further orders unless investments are accompanied by full payment by wire or cashier's check.

Your investment in the Fund should be intended to serve as a long-term investment vehicle. The Fund is not designed to provide you with a means of speculating on the short-term fluctuations in the equities or bond markets. The Fund reserves the right to reject any purchase request that it regards as disruptive to the efficient management of the Fund, which includes investors with a history of excessive trading. The Fund also reserves the right to stop offering shares at any time.

Instructions for Opening and Adding to an Account. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. This means that, when you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask for identifying documents, and may take additional steps to verify your identity. We may not be able to open an account or complete a transaction for you until we are able to verify your identity.

To open an account by mail complete and sign the Account Application or an IRA Application. Make your check payable to WorldCommodity Funds. For IRA accounts please specify the year for which the contribution is made. Mail or overnight the application and check to:

> WorldCommodity Funds, Inc.
> c/o Mutual Shareholder Services
> 8000 Town Centre Drive, Suite 400
> Broadview Heights, Ohio 44147

To add money to an account complete the investment slip that is included with your account statement, and write your account number on your check. If you no longer have your investment slip, please reference your name, account number, and address on your check. Mail the slip and the check to the above-mentioned address.

When Order is Processed

All shares will be purchased at the NAV per share next determined after the Fund receives your application or request in good order. All requests received in good order by the Fund before 4:00 p.m. (Eastern Standard Time) will be executed on that same day. Requests received after 4:00 p.m. will be processed on the next business day.

<u>Good Order</u>. When making a purchase request make sure your request is in good order. "Good order" means your purchase request includes:
- the *name* of the Fund
- the *dollar* amount of shares to be purchased
- a completed purchase application or investment slip
- check payable to "WorldCommodity Funds"

Telephone and Wire Transactions

With respect to all transactions made by telephone, the Fund and its Transfer Agent will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon telephone instructions, providing written confirmation of all such transactions, and/or tape recording all telephone instructions. If the Fund and/or Transfer Agent, do not employ these procedures, they may be liable to you for losses due to unauthorized or fraudulent instructions. If reasonable procedures are followed, then neither the Fund nor the Transfer Agent will be liable for any loss, cost, or expense for acting upon an investor's telephone instructions or for any unauthorized telephone redemption. In any instance where the Fund's Transfer Agent is not reasonably satisfied that instructions received by telephone are genuine, neither the Fund nor the Transfer Agent shall be liable for any losses, which may occur because of delay in implementing a transaction.

If you purchase your initial shares by wire, the Transfer Agent first must have received a completed account application and issued an account number to you. The Transfer Agent must receive your account application to establish shareholder privileges and to verify your account information.

Shares purchased by wire will be purchased at the NAV next determined after the Transfer Agent receives your wired funds and all required information is provided in the wire instructions. If the wire is not received by 4:00 p.m. Eastern Standard Time, the purchase will be effective at the NAV next calculated on the next business day.

To open an account by wire: (Call 1-800-595-4922 to obtain complete wire instructions):

Send your investment to Huntington National Bank, N.A.:

Huntington National Bank, N.A.
Columbus, OH 43219
ABA routing number: xxx-xxx-xxx

CREDIT:
WorldCommodity Fund
Account number: xxxxx

FOR BENEFIT OF:
Account Name (should match account registration)
Account Number (if known)

Tax-Deferred Plans

If you are eligible, you may set up one or more tax-deferred accounts. A tax-deferred account allows you to shelter your investment income and capital gains from current income taxes. A contribution to certain of these plans may also be tax deductible. Tax-deferred accounts include individual retirement plans ("IRAs"); simplified employee pensions ("SEPs"); 401(k) plans; qualified corporate pension and profit-sharing plans (for employees); tax deferred investment plans (for employees of public school systems and certain types of charitable organizations); and other qualified retirement plans. You should contact the Fund's transfer agent for the procedure to open an IRA or SEP plan, as well as more specific information regarding these retirement plan options. You must pay custodial fees for your IRA by redemption of sufficient shares of the Fund from the IRA unless you pay the fees directly to the IRA custodian. Distributions from these plans are generally subject to an additional tax if withdrawn prior to ages 59 1/2 or used for a non-qualifying purpose. Investors should consult their tax adviser or legal counsel before selecting a tax-deferred account.

Huntington National Bank serves as the custodian for the tax-deferred accounts offered by the Fund. You will be charged an annual account maintenance fee of $8 for each tax-deferred account you have with the Fund. You may pay the fee by check or have it automatically deducted from your account (usually in December). The Fund reserves the right to change the amount of the fee or to waive it in whole or part for certain types of accounts.

Automatic Investment Plans

By completing the Automatic Investment Plan section of the account application, you may make automatic monthly or quarterly investments ($100 minimum per purchase) in the Fund from your bank or savings account. Your initial investment minimum is $500 if you select this option. The plan provides a convenient way for you to have money deducted directly from your checking, savings, or other accounts for investment in shares of the Fund.

Purchases through Financial Intermediaries

Investment minimums may be higher or lower to investors purchasing shares through a financial adviser, broker-dealer firm, or other financial institution (an "Intermediary"). Intermediaries' policies and fees may be different than those described here. Intermediaries may charge transaction and other fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your financial institution if you have any questions. Your financial institution is responsible for transmitting your order in a timely manner. An Intermediary, rather than you as its customer, may be the shareholder of record of your shares. Purchase or redemption requests made through an Intermediary will be priced based on the net asset value next calculated after receipt of the request by the Intermediary, even if the Intermediary submits such requests to the Fund after such net asset value has been calculated. The Fund is not responsible for the failure of any Intermediary to carry out its obligations to its customers.

Intermediaries may receive compensation from the Fund's investment adviser for making the Fund available to their customers and for the recordkeeping and similar administrative services the Intermediaries provide to their customers. These payments may create an incentive for the broker-dealer or other Intermediary and your salesperson to recommend the WorldCommodity Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank or financial adviser), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

REDEMPTION OF FUND SHARES

Good Order. Your redemption request will be processed if it is in "good order." To be in "good order" your redemption request must include:

- The account name and account number
- The number of shares or dollar amount to be redeemed
- Signatures of all owners exactly as their names appear on the account
- A signature guarantee or other documentation, if required (see "Signature Guarantees" below)

Instructions for Selling Fund Shares. You may sell all or part of your shares on any day that the New York Stock Exchange is open for trading. Your shares will be sold at the next NAV per share calculated after the Transfer Agent receives your redemption request (before 4:00 p.m., Eastern Standard Time) in "good order". The proceeds of your sale may be more or less than the purchase price of your shares, depending on the market value of the Fund's securities at the time of your sale. Your order will be processed promptly and you will generally receive the proceeds within seven days after receiving your properly completed request. The Fund will not mail any proceeds unless your investment check has cleared the bank, which may take up to fifteen calendar days from the purchase date. This procedure is intended to protect the Fund and its shareholders from loss. If the dollar or share amount requested is greater than the current value of your account, your entire account balance will be redeemed. If you choose to redeem your account in full, any automatic services currently in effect for the account will be terminated, and your account will be closed, unless you indicate otherwise in writing.

By Mail
The fund will redeem all or any part of shares owned upon written request delivered to the Fund.

Mail your request to:

       WorldCommodity Funds, Inc.
       c/o Mutual Shareholder Services
       8000 Town Centre Drive, Suite 400
       Broadview Heights, Ohio 44147

By Telephone
You will automatically be granted telephone redemption privileges unless you decline them in writing or indicate on the appropriate section of the account application that you decline this option. Otherwise, you may redeem Fund shares by calling the Transfer Agent at 1-800-595-4922. Redemption proceeds will only be mailed to your address of record. You may redeem a maximum of $100,000 per day by telephone. You will not be able to redeem by telephone and have a check sent to your address of record for a period of 15 days following an address change. Unless you decline telephone privileges in writing or on your account application, as long as the Fund takes reasonable measures to verify the order, you may be responsible for any fraudulent telephone order. For specific information on how to redeem your account and to determine if a signature guarantee or other documentation is required contact the Transfer Agent.

Additional Redemption Information

Signature Guarantees
Signature guarantees are designed to protect both you and the Fund from fraud. A signature guarantee of each owner is required to redeem shares in the following situations:

1) If you change ownership on your account
2) If you request the redemption proceeds to be sent to a different address
3) If the proceeds are to be made payable to someone other than the account's owner(s)
4) If a change of address request has been received by the Transfer Agent within the last 15 days
5) If you wish to redeem in excess of $100,000 from any shareholder account

Signature guarantees can be obtained from most banks, savings and loan associations, trust companies, credit unions, broker/dealers, and member firms of a national securities exchange. Call your financial institution to see if they have the ability to guarantee a signature. A notary public cannot provide signature guarantees. The Fund reserves the right to require a signature guarantee under other circumstances or to delay redemption when permitted by Federal Law. For more information pertaining to signature guarantees please call the Transfer Agent.

Redemption from Corporate, Trust and Tax Deferred Accounts
Redemption requests from corporate, trusts, and other accounts may require documents in addition to those described above, evidencing the authority of the officers, trustees or others. In order to avoid delays in processing redemption requests for these accounts, you should call the Transfer Agent to determine what additional documents are required. In the case of shares being redeemed from IRA or other qualified retirement account, a statement of whether or not federal income tax should be withheld is needed; otherwise federal tax will automatically be withheld.

Redemption Initiated by the Fund
Because there are certain fixed costs involved with maintaining your account, the Fund may require you to redeem all of your shares if your account balance falls below $500. After your account balance falls below the minimum balance, you will receive a notification from the Fund indicating its intent to close your account along with instructions on how to increase the value of your account to the minimum amount within 60 days. If your account balance is still below $500 after 60 days, the Fund may close your account and send you the proceeds. This minimum balance requirement does not apply to IRAs and other tax-sheltered investment accounts. The right of redemption by the Fund will not apply if the value of your account balance falls below $500 because of market performance. The Fund reserves the right to close an account if the shareholder is deemed to engage in an activity which is illegal or otherwise believed to be detrimental to the Fund. All shares of the Fund are also subject to involuntary redemption if the Board of Directors determines to liquidate the Fund. Any involuntary redemption will create a capital gain or loss, which may have tax consequences about which you should consult your tax adviser.

Redemption in Kind
The Fund intends to make payments for all redemptions in cash. However, if the Fund believes that conditions exist which make cash payments detrimental to the best interests of the Fund, payment for shares redeemed may be made in whole or in part through a distribution of portfolio securities chosen by the Adviser (under the supervision of the Board of Directors). If payment is made in securities, a shareholder may incur transaction costs in converting these securities into cash after the redemption.

Shareholder Communications. You will receive regular account statements and trade confirmations of your investment transactions. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received. Financial reports will be sent at least semi-annually. Annual reports will include audited financial statements.

Investors who have questions about their respective accounts should call the Transfer Agent at 1-800-595-4922. In addition, investors who wish to make a change in their address of record or a change in the manner in which dividends are received may also do so by calling the Transfer Agent. Alternatively, investors may visit www.worldcommodityfunds.com or write to WorldCommodity Funds, Inc., 6700 Vernon Woods Drive, Suite 100 Atlanta, GA 30328.

Dividends and Distributions

The Fund declares dividends from net investment income and distributions from net capital gains annually and pays any such dividends and distributions annually. All dividends and distributions in full and fractional shares of the Fund will generally be reinvested in additional shares on the day that the dividend or distribution is paid at the next determined NAV. A direct shareholder may submit a written request to pay the dividend and/or the capital gains distribution to the shareholder in cash. Shareholders at fund marketplaces should contact the marketplace about their rules.

Frequent Purchases and Redemptions of Fund Shares

Excessive Short-Term Trading. The Fund is intended for long-term investors and not for those who wish to trade their shares frequently. The Fund discourages and does not knowingly accommodate excessive short-term trading. The Fund believes that excessive short-term trading of Fund shares creates risks for the Fund and their long-term holders, including disruptions to efficient portfolio management, higher administrative and brokerage costs and dilution in net asset value from traders looking for short-term profits from time zone arbitrage, momentum and other short-term strategies. The Funds monitor purchase and redemption activity to assist in minimizing excessive short-term trading and may reject any purchase order.

Redemption Fee. The Fund has not experienced significant short-term trading problems and accordingly has determined not to implement a redemption fee program.

TAX CONSEQUENCES

How Distributions are Taxed

The tax information in this prospectus is provided as general information. You should contact your tax adviser about the federal and state tax consequences of an investment in the Fund. Except for retirement accounts such as IRA, Keogh, and other tax-advantaged accounts, all fund distributions you will receive are generally taxable to you, regardless of whether you receive them in cash or reinvest them. They are taxable to you in the year you receive them, except that if they are declared in October, November or December and paid to you in January, they are taxable as if they had been paid the previous year.

Ordinary income dividends paid by a Fund to individuals and other non-corporate taxpayers will be treated as qualified dividend income that is subject to tax at a maximum rate of 15% to the extent of the amount of qualifying dividends received by the Fund from domestic corporations and from foreign corporations that are either incorporated in a possession of the United States, eligible for benefits under certain income tax treaties with the United States that include an exchange of information program, or have stock of the same class with respect to which the dividends are paid that is readily tradable on an established securities market within the United States. However, dividends received by the Fund from foreign personal holding companies, foreign investment companies or PFICs are not qualifying dividends. If the qualifying dividend income received by a Fund is equal to 95% (or a greater percentage) of the Fund's gross income (exclusive of net capital gain) in any taxable year, all of the ordinary income dividends paid by the Fund will be qualifying dividend income. Ordinary income dividends not treated as qualified dividend income are generally taxed as ordinary income.

Short-term capital gain distributions are generally taxed as ordinary income. Long-term capital gain distributions are generally taxed at long-term capital gains rates. The tax treatment of capital gains distributions will not depend on when you bought your shares or whether you reinvested your distributions.

How Transactions are Taxed

When you sell your Fund shares, you will generally realize a gain or loss. These transactions usually have tax consequences. Tax-advantaged retirement accounts will not be affected.

Taxes Withheld

By law, the Fund must withhold 31% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Funds to do so.

DISTRIBUTION ARRANGEMENTS

The Fund has adopted, but not yet implemented, a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (the "12b-1 Plan") for its shares, pursuant to which the Fund pays the Adviser a monthly fee for shareholder servicing expenses of 0.25% per annum of the Fund's average daily net assets. The Adviser may, in turn, pay such fees to dealers and other financial service organizations for eligible services provided by those parties to the Fund.

The Fund has not implemented the 12b-1 Plan and does not foresee doing so in the coming year; any change in this policy will be based upon a Board finding or resolution. If the Board adopts such a resolution, you will be informed at least thirty days prior to its implementation. The Board adopted the 12b-1 Plan so that, if and when necessary, the Fund would have available to it sufficient resources to pay third parties who provide eligible services to the Fund.

If the 12b-1 Plan is implemented in the future, you should be aware that if you hold your shares for a substantial period of time afterwards, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by the National Association of Securities Dealers due to the recurring nature of distribution (12b-1) fees.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information presented in the financial highlights tables for the fiscal years ended September 30, 2010, 2009, 2008 and the period ended September 30, 2007 has been derived from financial statements audited by BBD, LLP, independent registered public accountants, whose report, along with the Fund's financial statements, are included in the annual report, which is available upon request.

Financial Highlights Table

	Year Ended Sep 30, 2010	Year Ended Sep 30, 2009	Year Ended Sep 30, 2008	Period* Ended Sep 30, 2007
Selected data for a share outstanding throughout each period.				
NET ASSET VALUE, AT BEGINNING OF PERIOD	xx $	8.24 $	12.23 $	10.17
Income / (Loss) From Investment Operations:				
Net Investment Income (Loss) **	xx	(0.07)	(0.00)***	0.06
Net Gain (Loss) on Investments and				
Foreign Currency (Realized and Unrealized)	xx	0.55	(3.86)	2.02
Total from Investment Operations	xx	0.48	(3.86)	2.08
Distributions:				
Dividends (From Net Investment Income)	xx	(0.00)	(0.13)	(0.02)
Total Distributions		(0.00)	(0.13)	(0.02)
NET ASSET VALUE, AT END OF PERIOD	xx $	8.72 $	8.24 $	12.23
TOTAL RETURN	xx	5.83%	(31.80)%	20.51% (b)
Ratios/Supplemental Data:				
Net Assets at End of Period (Thousands)	xx $	759 $	423 $	867
Ratio of Expenses to Average Net Assets	xx	1.60%	1.60%	1.62% (a)
Ratio of Net Investment Income (Loss) to Average Net Assets	xx	(0.96)%	(0.05)%	0.54% (a)
Portfolio Turnover Rate	xx	142%	273%	125%

* October 27, 2006 commencement of operations

** Per share net investment income has been determined on the basis
of average shares outstanding during the period.

*** Rounds to less than 0.005 per share

(a) Annualized

(b) Not annualized, assumes reinvestment of dividends

The accompanying notes are an integral part of these financial statements.

OTHER INFORMATION

Meetings of Shareholders. The Fund will hold meetings when required to do so by the Investment Company Act or other applicable law. It will also do so when a shareholder meeting is called by the Directors or upon proper request of the shareholders.

According to the laws of Maryland, under which the Fund is incorporated, and the Fund's bylaws, the Fund is not required to hold an annual meeting of shareholders unless required to do so under the Investment Company Act of 1940. The Fund will call a meeting of shareholders for the purpose of voting upon the question of removal of a director or directors when requested in writing to do so by record holders of at least 10% of the Fund's outstanding common shares, and in connection with such meeting will comply with the provisions of section 16(c) of the Investment Company Act of 1940 concerning assistance with shareholder communication.

Huntington National Bank, N.A., 41 South High Street Columbus, OH 43215 acts as the custodian of the Fund's investments.

Mutual Shareholder Services, LLC, 8000 Towne Centre Drive, Ste 400, Broadview Heights, Ohio 44147, is the transfer agent, administrator and bookkeeping and pricing agent for the Funds.

BBD, LLP, 1835 Market Street, 26th Floor, Philadelphia, Pennsylvania 19103, has been selected to serve as the Fund's independent registered public accounting firm and, as such, audits the annual financial statements of the Fund.

Beeland Interests, Inc. has requested that the following four paragraphs be included in this Prospectus:
The Fund is not sponsored, endorsed, sold or promoted by Beeland Interests Inc. ("Beeland Interests") or James Beeland Rogers, Jr. Neither Beeland Interests nor its affiliates make no representation or warranty, express or implied, nor accept any responsibility, regarding the accuracy or completeness of the CQG website, or the advisability of investing in securities or commodities generally, or in RICI® products or in futures particularly.

NEITHER BEELAND INTERESTS NOR ANY MEMBER OF THE RICI® COMMITTEE NOR ANY OF THEIR AFFILIATES OR AGENTS GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE RICI®, ANY SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF RICI® PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI®, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR RICI® PRODUCTS. NEITHER BEELAND INTERESTS NOR ANY MEMBER OF THE RICI® COMMITTEE NOR ANY OF THEIR AFFILIATES OR AGENTS MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®, ANY SUB-INDEX THEREOF, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF

THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, ANY MEMBER OF THE RICI® COMMITTEE OR ANY OF THEIR AFFILIATES OR AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

"Jim Rogers", "James Beeland Rogers, Jr." and "Rogers" are trademarks and service marks of, and "Rogers International Commodity Index" and "RICI" are registered service marks of, Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr. The personal names and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks owned and licensed by James Beeland Rogers, Jr.

Information about Beeland Interests, Inc. and the RICI® has been summarized or excerpted from The RICI® Handbook: The Guide to the Rogers International Commodity Index® 2010 version

PRIVACY POLICY

The following is a description of the Fund's policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources. In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with unaffiliated third parties.

Categories of Information the Fund Collects
The Fund collects the following nonpublic personal information about you:

- Information the Fund receives from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and
- Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses
The Fund does not disclose any nonpublic personal information about their current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Fund is permitted by law to disclose all of the information it collects, as described above, to their service providers (such as the Fund's custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security

The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with non-affiliated third parties.

The Privacy Policy is not part of the Prospectus.

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WHERE TO GO FOR INFORMATION

More information about the Fund may be found in the following documents: The Statement of Additional Information (SAI). The Statement of Additional Information contains more detailed information about the Fund, and is considered to be a part of this Prospectus.

Annual and Semi-Annual Reports - Annual and semi-annual reports provide current holdings and detailed financial statements of the Fund as of the end of period presented. The annual report contains a discussion of the market conditions and investment strategies that affected the Fund's performance during the Fund's last fiscal year.

You can obtain a free copy of the SAI and Annual and Semi-Annual Reports, request other information, or make general inquiries about the Fund on the Fund's website at **www.WORLDCOMMODITYFUNDS.com** or by contacting the Fund at:

WorldCommodity Funds, Inc.
c/o Mutual Shareholder Services
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147 **1-800-595-4922**

You may review and copy information about the Fund (including the SAI and other reports) at the SEC Public Reference Room in Washington, D.C. Call the SEC at 1-202-551-8090 for room hours and operation. You may also obtain reports and other information about the Fund on the EDGAR Database on the SEC's website at www.sec.gov and copies of this information may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act No. - 811-21802